SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 17 April, 2025

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	Result of AGM dated 17 April 2025

Exhibit 1.1

BP p.l.c.

Annual General Meeting (AGM) 2025 poll results

BP p.l.c. held its AGM on 17 April 2025 and announces the results of the voting below.

In accordance with UK Listing Rule 6.4.2, copies of the resolutions passed at the AGM, other than resolutions concerning ordinary business, have been submitted to the National Storage Mechanism and will shortly be available for inspection.

	Votes For	%	Votes Against	%	Total Votes Cast (excluding withheld)	% of issued share capital voted*	Votes Withheld**
Resolution 1: Annual Report and Accounts	9,078,414,693	97.60	223,259,294	2.40	9,301,673,987	58.02	38,829,961
Resolution 2: Directors' remuneration report	8,889,116,170	95.54	414,681,944	4.46	9,303,798,114	58.04	36,686,921
Resolution 3: To re-elect Helge Lund as a director***	7,038,590,935	75.72	2,257,012,550	24.28	9,295,603,485	57.98	44,899,164
Resolution 4: To re-elect Murray Auchincloss as a director	8,701,952,469	97.28	243,037,484	2.72	8,944,989,953	55.80	395,511,861
Resolution 5: To re-elect Kate Thomson as a director	9,191,792,159	98.67	124,036,365	1.33	9,315,828,524	58.11	24,673,290
Resolution 6: To re-elect Dame Amanda Blanc as a director	8,639,007,982	95.64	393,577,935	4.36	9,032,585,917	56.34	307,909,187
Resolution 7: To re-elect Tushar Morzaria as a director	8,895,905,650	95.54	415,626,920	4.46	9,311,532,570	58.08	28,958,740
Resolution 8: To re-elect Melody Meyer as a director	8,651,712,219	92.90	660,888,420	7.10	9,312,600,639	58.09	27,890,663
Resolution 9: To re-elect Pamela Daley as a director	8,962,565,167	96.24	349,740,269	3.76	9,312,305,436	58.09	28,185,867
Resolution 10: To re-elect Karen Richardson as a director	9,044,374,295	97.14	266,401,115	2.86	9,310,775,410	58.08	29,722,610
Resolution 11: To re-elect Satish Pai as a director	9,069,372,771	97.41	241,202,341	2.59	9,310,575,112	58.08	29,922,902
Resolution 12: To re-elect Hina Nagarajan as a director	9,072,450,547	97.44	237,977,596	2.56	9,310,428,143	58.08	30,069,876
Resolution 13: To re-elect Dr Johannes Teyssen as a director	9,031,721,064	97.00	279,309,927	3.00	9,311,030,991	58.08	29,465,978
Resolution 14: To elect Ian Tyler as a director	9,048,789,382	97.19	261,550,080	2.81	9,310,339,462	58.08	30,158,557
Resolution 15: Reappointment of auditor	9,093,732,383	97.72	212,291,956	2.28	9,306,024,339	58.05	34,523,812
Resolution 16: Remuneration of auditor	9,259,537,642	99.45	50,859,551	0.55	9,310,397,193	58.08	30,088,921
Resolution 17: Political donations and political expenditure	9,019,721,070	97.33	247,755,323	2.67	9,267,476,393	57.81	73,010,401
Resolution 18: Approval of the BP Share Award Plan 2025	9,203,073,538	98.91	101,647,483	1.09	9,304,721,021	58.04	35,765,775
Resolution 19: Approval of the BP Global Share Match 2025	9,212,295,126	99.02	91,419,580	0.98	9,303,714,706	58.03	36,772,091
Resolution 20: Directors' authority to allot shares (section 551)	8,904,799,957	95.73	397,176,897	4.27	9,301,976,854	58.02	38,509,938
Resolution 21: Special resolution: Authority for disapplication of pre-emption rights (section 561)	9,153,285,585	98.63	126,790,308	1.37	9,280,075,893	57.89	60,410,900
Resolution 22: Special resolution: Additional authority for disapplication of pre-emption rights (section 561)	9,157,512,880	98.67	123,691,364	1.33	9,281,204,244	57.89	59,282,549
Resolution 23: Special resolution: Share buyback	9,249,104,789	99.35	60,413,572	0.65	9,309,518,361	58.07	30,967,018
Resolution 24: Special resolution: Notice of general meetings	8,734,442,138	93.79	578,076,319	6.21	9,312,518,457	58.09	27,960,209

* Total voting rights of the shares in issue excluding Treasury shares as at 15 April 2025 (being the time at which shareholders had to be on the Company's shareholder register in order to be eligible to vote): 16,031,310,455. Every shareholder has one vote for every ordinary share held and two votes for every £5 in nominal amount of bp preference shares held.

** Please note a 'vote withheld' is not a vote under English law and is not counted in the calculation of votes 'for' or 'against' a resolution.

*** On 4 April 2025, bp announced that the board of directors had initiated a succession process to select a new chair, after Helge Lund informed the board of his intention to step down in due course. The succession process is well underway.  Whilst it progresses, the board will continue to consult with its shareholders to understand the reason behind the result for resolution 3 on the re-election of Helge Lund and will provide an update on the views received from shareholders and the actions taken within six months of today's meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 17 April 2025
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary